Strategic Turnaround Equity Partners, LP (Cayman)
c/o Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, NY 10019

April 30, 2007

By Overnight Mail, E-mail
and Facsimile ((206) 336-5401)

Board of Directors
Stonepath Group, Inc.
World Trade Center
2200 Alaskan Way, Suite 200
Seattle, WA 98121
Martin Mueller-Roenheld, Chairman

Dear Mr. Mueller-Roenheld and Members of the Board:

As you know, our fund, Strategic Turnaround Equity Partners, LP (Cayman) and its affiliates are significant shareholders of Stonepath Group, Inc. (“Stonepath” or the “Company”).

Based on your recent 8-K filing in regard to the default letter you received from Mass Financial Group (“Mass Financial”), we must surmise at this point that Mass Financial does not intend to move forward with the intended financing as contemplated in the Letter of Intent dated February 9, 2007 and filed in an 8K with the Securities & Exchange Commission on that same date. At this point, what is the intention of the Board and management to cure the default, and what pro-active initiatives are you undertaking on behalf of the Company and its shareholders?

As stated in a previous letter which we sent to the Company, as a condition of the Letter of Intent with Mass Financial, the Company took the necessary steps for all of the former members of the Board to resign and be replaced by individuals appointed at the recommendation of Mass Financial. Their appointment was a condition to a transaction which apparently is not proceeding. The rationale for their continuing to act as directors, to the extent that there was ever a valid reason for packing the Board with, as we believe, conflicted members, is severely undercut.

We believe that these current board members have a limited ability to exercise independent judgment to evaluate a transaction or other alternatives that considers the interests of all of the security holders, including the equity shareholders of the Company.

We strongly believe that you, Mr. Slobodan Andjic and Mr. Nowroz Jal Cama should immediately resign from the Board of Directors. Further, we believe that the board should take such actions to appoint a slate of nominees to be provided to you by the two (2) largest shareholders of the Company.

Furthermore, in my letter to you dated April 25, 2007 we informed you and the Board of a possible financing opportunity for the Company. When I asked you who will be the point person within the Company for due diligence, you referred me to Company counsel. I doubt that Company counsel is well situated to answer the diligence questions of parties wishing to make an investment. We have a number of financial and operational questions, in light of the Company's failure to make timely required disclosure, and counsel is not usually a good source for this information. That being said, we have sent the Company’s counsel two emails and left a voicemail in regard to the Company’s procedures on gathering due diligence information for a possible financing, but still no response.

We insist that you exercise your fiduciary duties and obligations as both a director and the CEO to explore all feasible options to finance this company. If you are not up to the task of being the CEO of this Company, we insist that you immediately reappoint Robert Arovas, the former CEO. We cannot understand why the Board would have dismissed Mr. Arovas who was certainly qualified and up to the task of turning around the company during a difficult time. In the alternative, you should retain the services of an internationally renowned turnaround and crisis management firm with which I have had several conference calls, and which has strong experience in the logistics sector.

Mr. Mueller-Reinhold, we are attempting to work with you and the Board in a productive and proactive manner, but we need to understand the current financial and operational status of the company. The Company has not made a public financial disclosure since November 2006.

We request your response to this letter immediately to address our requests. Please respond via mail to the undersigned at (212) 247-0581 or in the alternative, Bruce Galloway.

Very truly yours,

Gary Herman and Bruce Galloway

Cc:	Kenneth Koch, Esq.
Mintz Levin Cohn Ferris Glovsky & Popeo, LLP